P.E. 1/31/02

F-13422

FORM 6-K

02012719

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of January 2002

Agnico-Eagle Mines Limited
(Translation of registrant's name into English)

401 Bay Street, Suite 2302, Toronto, Ontario M5H 2Y4

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40-F.]

Form 20-F X Form 40-F ________

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ________ No ________

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ________]

AGNICO-EAGLE MINES LIMITED

NEWS-RELEASE

Stock Symbols: AEM (NYSE)
AGE (TSE)

For further information:
Sean Boyd, President and CEO or
(416) 947-1212

For Immediate Release:

AGNICO-EAGLE ANNOUNCES CONVERTIBLE DEBENTURE OFFERING

Toronto (January 30, 2002) - **Agnico-Eagle Mines Limited ("Agnico-Eagle")** today announced that it has entered into an agreement to issue and sell US$125 million aggregate principal amount of 4.50% convertible unsecured subordinated debentures due 2012 with an option, exercisable up to 30 days after closing, to acquire up to 15% additional convertible debentures at the offering price. The debentures are convertible, at the option of the holder, at any time on or prior to maturity into common shares of the Company at a conversion price of US$14.00 per share. The Company may redeem all or a portion of the debentures after four years. Agnico-Eagle will use the net proceeds of the offering to redeem in full the Company's convertible notes due 2004 and the balance will be used for general corporate purposes, which may include a temporary repayment of amounts outstanding under the Company's bank facility. However, this press release should not be construed as a notice of redemption of the 2004 convertible notes.

The convertible debentures will be issued by way of a short form prospectus to be filed with the securities regulatory authorities across Canada. The transaction is subject to the receipt of all necessary regulatory and stock exchange approvals and to the execution of definitive documentation. Closing of the offering is expected to occur on or about February 15, 2002.

This news release shall not constitute an offer to sell the convertible debentures in the United States. The convertible debentures have not been and will not be registered under U.S. securities laws and may not be offered or sold in the United States or to U.S. persons except pursuant to an exemption from such registration.

This press release contains certain "forward-looking statements" (within the meaning of the United States Private Securities Litigation Reform Act of 1995) that involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate; actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties are disclosed under the heading "Risk Factors" in the Company's Annual Information Form (AIF) filed with certain Canadian securities regulators (including the Ontario and Quebec Securities Commissions) and with the United States Securities and Exchange Commission (as Form 20-F).

Agnico-Eagle Mines Limited is an established Canadian gold producer with operations located principally in Northwestern Quebec and exploration and development activities in Canada and the Southwestern United States. Agnico-Eagle's operating history includes almost three decades of gold production primarily from underground mining operations. The Company is focused on an expansion program at LaRonde that is expected to increase annual gold production and reduce cash costs to produce an ounce of gold. Current proven and probable reserves stand at 3.3 million contained ounces, with an additional 4.5 million ounces in the mineral resource category at its LaRonde Mine.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED

Date: January 30, 2002

By: [signature]
Sean Boyd
President and Chief Executive Officer